SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2012

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated October 22, 2012	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 22, 2012	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT

  The unaudited financial data of the Group for the first three quarters of 2012 reflected:

•	Operating revenue reached RMB408.6 billion, up by 6.4% over the same period of last year

•	EBITDA of RMB187.3 billion, essentially maintained at the level for the same period of last year

•	Profit attributable to equity shareholders of RMB93.3 billion, up by 1.4% over the same period of last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2012.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2012 to 30 September 2012	For the period from 1 January 2011 to 30 September 2011	Change
Operating Revenue (RMB)	408.589 billion	383.846 billion	6.4%
EBITDA (RMB)	187.295 billion	187.371 billion	-0.04%
EBITDA Margin	45.8%	48.8%
Profit Attributable to Equity Shareholders (RMB)	93.305 billion	91.978 billion	1.4%
Profit Attributable to Equity Shareholders Margin	22.8%	24.0%

Operating Data

	As at 30 September 2012/ For the period from 1 January 2012 to 30 September 2012	As at 30 June 2012/ For the period from 1 January 2012 to 30 June 2012
Total Customers	698.51 million	683.08 million
Net Additional Customers for the relevant reporting period	48.94 million	33.51 million
3G Customers	75.60 million	67.08 million
Net Additional 3G Customers for the relevant reporting period	24.38 million	15.87 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/user/month)	67	67
Total Voice Usage for the relevant reporting period (minutes)	3,122.0 billion	2,060.5 billion
Average Minutes of Usage per User per Month (MOU) during the relevant reporting period (minutes/user/month)	515	518
Wireless Data Traffic for the relevant reporting period (MB)	626.0 billion	389.2 billion
of which:
Mobile Data Traffic (MB)	200.1 billion	122.2 billion
WLAN Data Traffic (MB)	425.9 billion	267.0 billion
SMS Usage for the relevant reporting period (messages)	561.9 billion	374.2 billion

In the first three quarters of 2012, faced with various challenges arising from the slowdown in macro-economic growth, continued increase in mobile penetration rate and increasingly intensified market competition, the Group persisted with the mantra of “Customers are our priority, quality service is our principle”, focused on the improvement in quality and services, and practiced rational competition. With the joint efforts of all the staff, the Group realized steady growth in its operating results. The Group’s operating revenue of the first three quarters of 2012 reached RMB408.6 billion, representing an increase of 6.4% compared to the same period of last year. EBITDA reached RMB187.3 billion, essentially maintained at the level for the same period of last year. Profit attributable to equity shareholders reached RMB93.3 billion, representing an increase of 1.4% compared to the same period of last year. Margin of profit attributable to equity shareholders was maintained at a relatively high level of 22.8%.

The Group has maintained favorable development momentum despite the intensified competition and various challenges. The Group still experienced remarkable growth in its customer base. The average monthly net additional customers for the first three quarters exceeded 5.4 million and the Group continued to lead the industry. With the rapid growth of 3G customers, the number of 3G customers exceeded 75 million. As the number of low usage customers increased, the scenario of “one customer with multiple SIM cards” became more and more popular and the Group had continued to steadily promote tariff adjustment, ARPU continued to decline during the relevant reporting period. However, the favorable development of the data business and in particular the wireless data traffic was effective in stabilizing the ARPU. The Group actively promoted its voice business and has experienced steady growth in the voice usage volume. Total voice usage for the first three quarters of 2012 increased by 8.6% compared to the same period of last year. The Group actively promoted the healthy development of the data business, particularly the mobile Internet business, and further optimized the revenue structure of the data business. The wireless data traffic has experienced continuous rapid growth. The wireless data traffic in the first three quarters of 2012 increased by 188.1% compared to the same period of last year. The data businesses of Mobile Mailbox, Mobile Reading and Mobile Video have maintained rapid growth. With the steady growth of the operating revenue, the Group will continue to uphold its principles of rational investment, effective resource allocation, forward-looking planning and refined management in cost allocation, continuously optimize its cost structure and improve management efficiency in order to achieve a low-cost, highly efficient operation and consolidate and improve its core competitiveness, and maintain the stability of its profitability.

Facing both challenges and opportunities, the Group will leverage its existing advantages and core competitiveness in order to promote innovation and development, maintain its favorable business development and steady growth in its operating results and thereby, continuously create value for its shareholders.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Mobile Limited
Xi Guohua
Chairman

Hong Kong, 22 October 2012

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

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